EXHIBIT 3.1.5

ROADSHIPS HOLDINGS INC.
NOVATION AGREEMENT

ROADSHIPS HOLDINGS INC., a corporation organized and existing under the laws of the State of Delaware, with an address of 134 Vintage Park Blvd, Suite A-183, Houston, Texas 77070, hereinafter referred to as the Company, and MICHAEL NUGENT an individual hereinafter referred to as “MICHAEL NUGENT” in consideration of the promises made herein, agree as follows:

1. Agreement. On March 12, 2013, the Company and MICHAEL NUGENT entered into an AGREEMENT under which the Company agreed to pay MICHAEL NUGENT as further described in the agreement attached hereto as Exhibit A.

2. Novation. Company and MICHAEL NUGENT hereby agree to extinguish the agreement referred to in Paragraph 1. Each party hereby relinquishes any claim that they had or may have had under that agreement and stipulates that this agreement constitutes a novation with respect to the agreement.

3. New Agreement. Company and MICHAEL NUGENT agree to replace 100% of the amount owed from the Agreement (Exhibit A) with the following new agreement: Company shall issue to MICHAEL NUGENT, Two Billion Three Hundred Million (2,300,000,000) shares of its Common Shares of stock pursuant to an agreement to convert the accrued principle and interest amount of Twenty Three Thousand ($23,000.00) USD to Common stock at a price of $0.00001 USD per share. Company shall also issue to MICHAEL NUGENT,  Thirty Nine Thousand Three Hundred Twelve (39,312) shares of Class “B” Preferred shares of stock pursuant to an agreement to convert the accrued principal and interest amount of $98,281.00 to Preferred Stock at a price of $2.50 USD per share.

4.  Approval by Board of Directors.  The Board of Directors approved the issuance of the above referenced shares by Unanimous Written Consent in Lieu of Meeting dated March _4_, 2013.

Executed this __12th __ day of _MARCH_, 2013

ROADSHIPS HOLDINGS INC

Michael Nugent , CEO	Michael Norton-Smith, Director

Robert McClelland, Director	Patrick Greene, Director